National Westminster Bank Plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

March 24, 2017

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

United States

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that National Westminster Bank Plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 24, 2017.

Sincerely,

National Westminster Bank Plc

By:	/s/ Katie Murray
Katie Murray
Director of Finance